Exhibit 99.3

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

Proxy Statement for Extraordinary General Meeting (or any adjournment thereof) on December 10, 2021 at 10:00 a.m., Beijing Time (GMT+8) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, the People’s Republic of China

Introduction

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Bright Scholar Education Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.00001 per share (collectively, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on December 10, 2021 at 10:00 a.m., Beijing Time (GMT+8).

Only the holders of record of the Ordinary Shares at the close of business on November 15, 2021 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents one Class A ordinary share.

The quorum of the EGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the EGM.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”). We have requested the Depositary to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), the Depositary will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depositary in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes. Holder of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement. As the Company has indicated that it does not wish that a discretionary proxy be given in connection with the EGM, we urge you to give voting instructions to the Depositary.

Voting by Holders of Ordinary Shares

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the form of proxy. Where the chairperson of the EGM acts as proxy and is entitled to exercise his or her discretion, he or she has indicated he or she will vote the shares FOR the resolutions. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to its principal executive offices at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, the form of proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Ms. Dongmei Li) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

PROPOSAL

APPROVAL OF BUSINESS DISPOSAL PLAN

At the EGM (or any adjournment thereof), shareholders will be asked to consider and, if thought fit, pass the following resolutions as ordinary resolutions to approve the Business Disposal Plan (the “Plan”) as follows:

“RESOLVED THAT, the Plan (as detailed in the Proxy Statement dated November 15, 2021) be, and hereby is, approved, ratified and confirmed in all respects;

RESOLVED THAT, the directors and officers of the Company be, and each of them acting alone hereby is, authorized and empowered to execute and deliver any and all such further agreements, instruments, documents and certificates and to pay such expenses, in the name and on behalf of the Company, as any such director or officer may deem necessary, appropriate or advisable to effectuate the purposes and intent of the Plan (including any amendment thereto, at the advice of counsel), the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by any such director or officer to be conclusive evidence of his or her authorization hereunder and approval thereof;

RESOLVED FURTHER THAT, any and all agreements, instruments and other documents whatsoever, and any and all actions whatsoever heretofore or hereafter executed, delivered and/or taken by the directors and officers of the Company to carry out the purposes and intent of the Plan (including any amendment thereto, at the advice of counsel) be and are hereby are approved, ratified and confirmed in all respects as the deeds of the Company.”

The details of the Plan are as follows:

1.             Purpose of the Plan

On April 7, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education and not-for-profit kindergartens through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties.

Following the effectiveness of the Implementation Rules, the Company has been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. After consultation with its PRC legal counsel and external advisors, the Company has come to the conclusion that, as a result of the effectiveness of the Implementation Rules, the Company is prohibited from continuing to hold through BGY Education Investment Management Co., Ltd., an affiliated entity in China, the sponsor’s ownership in private schools that provide compulsory education, and deriving the economic benefits from their operations through contractual arrangements, which are considered transactions with related parties of such private schools.

To ensure compliance with the Implementation Rules and other applicable PRC regulations, the Company believes it is in the best interests of the Company and its shareholders to dispose of certain private schools within China that are affected by the Implementation Rules, certain entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules (the “Affected Entities”).

2.	Manner of Disposal

Due to regulatory and practical considerations, the disposal of the sponsor’s ownership in the Affected Entities will be achieved through gratuitous donation to a charitable organization, which will be an unaffiliated entity to be approved by the Company’s Board of Directors (the “Board”). Following the disposal, the Company will continue to engage with such entity to negotiate possible future cooperation on mutually acceptable terms with respect to the Affected Entities. The future cooperation is expected to involve the Company’s provision of management services to the Affected Entities, such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student recruiting and school branding.

3.	Scope of Disposal

A preliminary list of the Affected Entities can be found in Annex A to this proposal. At the advice of the Company’s PRC legal counsel or at the request of the relevant government authorities, this list may be subsequently amended to ensure compliance with the Implementation Rules and other applicable PRC regulations.

4.	Discretion of the Board

The Board may, at the advice of the Company’s PRC legal counsel or at the request of the relevant government authorities, take any and all actions necessary, appropriate or advisable in furtherance of the Plan, including making adjustments to the manner and scope of disposal under the Plan.

5.	Impact on the Company

Based on the relevant accounting standard in accordance with U.S. GAAP, the Company was deemed to have lost control over the private schools among the Affected Entities on September 1, 2021. The value of the net assets of the Affected Entities as of August 31, 2021 before the recognition of impairment loss is approximately RMB103 million. The revenue of the Affected Entities was approximately RMB2,235 million for the year ended August 31, 2021. The definitive financial impact from the implementation of the Plan will be subject to the actual scope of entities that are to be disposed of pursuant to the Plan, considering the uncertainty and complexity surrounding the interpretation, implementation and enforcement of the Implementation Rules. The Company currently intends to continue to offer educational, operational, managerial and ancillary services to the Affected Entities, if and to the extent disposed pursuant to the Plan, subject to commercial negotiations and in compliance with the relevant PRC laws and regulations. We believe that the impact of the effectiveness of the Implementation Rules and the implementation of the Plan will not affect the Company’s ability to continue as a going concern. The Company will publicly announce or disclose the definitive financial impact from the implementation of the Plan in subsequent filings with the United States Securities and Exchange Commission.

Annex A – Affected Entities

Name
Guangdong Country Garden School
Huanan Country Garden School
Huanan Country Garden Bilingual Kindergarten*
Phoenix City Bilingual School
Phoenix City Bilingual Kindergarten*
Licheng Country Garden Bilingual Kindergarten*
Country Garden Huacheng Kindergarten*
Country Garden Huacheng School
Country Garden Venice Bilingual School
Huaxi Country Garden International Kindergarten*
Wuyi Country Garden Bilingual School
Nansha Country Garden Bilingual Kindergarten*
Phoenix City Country Garden Kindergarten*
Shawan Country Garden Kindergarten*
Heshan Country Garden School
Heshan Country Garden Kindergarten*
Country Garden Venice Kindergarten*
Wuhan Country Garden School
Wuhan Country Garden Kindergarten*
Huanan Country Garden Cuiyun Mountain Kindergarten*
Xiju Country Garden Kindergarten*
Ningxiang Country Garden School
Maoming Country Garden Kindergarten*
Dalang Country Garden Kindergarten*
Jurong Country Garden School
Zengcheng Country Garden School
Zengcheng Country Garden Kindergarten*
Fengxin Country Garden Kindergarten*
Phoenix City Fengyan Kindergarten*
Huiyang Country Garden Kindergarten*
Country Garden Silver Beach Kindergarten*
Haoting Country Garden Kindergarten*
Country Garden Silver Beach School
Country Garden Experimental School
Huaxi Country Garden International School
Laian Country Garden Foreign Language School
Danyang Country Garden Kindergarten*
Qingyuan Country Garden Bilingual Kindergarten*
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten*
Taishan Country Garden School
Gaoming Country Garden Kindergarten*

Enping Country Garden Kindergarten*
Laian Country Garden Kindergarten*
Lanzhou Country Garden School
Kaiping Country Garden Jade Bay Kindergarten*
Chuzhou Country Garden Kindergarten*
Haiyang Country Garden Kindergarten*
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.*
Xiangtan Yisuhe Country Garden Kindergarten*
Dongguan Qishi Country Garden Kindergarten*
Dongguan Qingxi Country Garden Kindergarten*
Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd.*
Chuzhou Country Garden Foreign Language School
Shaoguan Country Garden Foreign Language School
Kaiping Country Garden School
Shenghua Country Garden Bilingual School
Guangyuan Lizhou Kasijia Kindergarten*
Ningxiang Country Garden Kindergarten*
Sannew American Middle School
Foshan Shunde Ronggui Street Country Garden Kindergarten*
Dongguan Humen Bright Scholar Country Garden Kindergarten*
Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd.*
Xian'an Country Garden Bilingual School
Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd.*
Fettes College Experimental School of Zengcheng, Guangzhou
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.*
Tianjin Beichen Lelebao Kindergarten*
BGY Education Investment Management Co., Ltd.
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd.*
Hubei Sannew Education Development Limited
Yiwu Boshi Education Consulting Management Co., Ltd
Ningxiang Country Garden Foreign Language Training School

* The proposed disposal of this kindergarten or the entity holding such kindergarten is due to current inability to effect a change in the sponsor of the kindergarten. The Company will first attempt to exhaust other reasonable means to exclude such kindergarten or entity from the scope of the Affected Entities.